Filed by Southside Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Southside Bancshares, Inc.

Commission File No.: 000-12247

[Diboll State Bancshares, Inc. Letterhead]

June 15, 2017

[Shareholder Name]

[Address]

[City, State Zip]

Dear Shareholder:

We are pleased to announce that Diboll State Bancshares, Inc. has entered into a definitive agreement to merge with Southside Bancshares, Inc. (NASDAQ: SBSI). Details of the announcement are in the enclosed press release, which was made public on June 12, 2017.

Southside was incorporated in Texas in 1982 and serves as the bank holding company for Southside Bank, headquartered in Tyler, Texas. At March 31, 2017, Southside had consolidated assets of $5.6 billion, loans of $2.5 billion, deposits of $3.7 billion, and stockholders’ equity of $531.5 million.

As a result of the merger, our common shareholders would receive 5,535,000 shares of Southside Bancshares common stock and up to $25.0 million in cash. Based on the closing stock price of Southside Bancshares of $35.01 at June 12, 2017, the stock portion of the merger consideration would be valued at approximately $193.7 million, and together with the $25.0 million cash portion, the aggregate merger consideration would be valued at approximately $218.8 million. Because the number of shares to be issued in the merger is fixed, our shareholders may have the opportunity to receive greater value for their shares of Diboll State Bancshares common stock if the price of Southside Bancshares stock increases prior to closing. In addition, holders of our outstanding stock options will be allowed to exercise their options before the merger or settle their options in cash at closing. As a result of the merger, Southside Bancshares shareholders are expected to own approximately 84.1% of the stock of the combined company, and Diboll State Bancshares shareholders are expected to own approximately 15.9%. The combined holding company will operate under the name Southside Bancshares, Inc., and the principal banking subsidiary will continue under the name Southside Bank.

The merger is subject to the approval of our shareholders, as well as the approval of bank regulators. We expect to receive all required approvals and close the transaction in the fourth quarter of 2017 and will continue to operate independently as Diboll State Bancshares and First Bank & Trust East Texas until the merger is completed. Accordingly, it will be business as usual, and we will keep you informed as the transaction progresses.

Later this summer, we will announce a date for a special shareholders’ meeting to allow our shareholders to consider and vote on the merger. In connection with that meeting, you will receive a proxy statement-prospectus prepared by Southside Bancshares and us, which will contain important information regarding the merger. You should read and consider the proxy statement-prospectus carefully as you consider your vote.

We believe that joining together with Southside Bancshares will benefit our customers and the communities we serve and position our shareholders for enhanced returns, while also providing the liquidity associated with a company listed on the NASDAQ Global Select Market. We look forward to a bright future as a combined company as we seek to accelerate the achievement of the goals we set for Diboll State Bancshares.

Sincerely,

Jay Shands

Chairman and Chief Executive Officer

Forward-Looking Statements

Certain statements of other than historical fact that are contained in this document and in other written materials, press releases and oral statements issued by or on behalf of Southside Bancshares, Inc. (“Southside”) or Diboll State Bancshares, Inc. (“Diboll”) may be considered to be “forward-looking statements” within the meaning of and subject to the protections of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. These statements may include words such as “expect,” “estimate,” “project,” “anticipate,” “appear,” “believe,” “could,” “should,” “may,” “likely,” “intend,” “probability,” “risk,” “target,” “objective,” “plans,” “potential,” and similar expressions, although not all forward-looking statements contain such language. Forward-looking statements are statements with respect to Southside’s or Diboll’s beliefs, plans, expectations, objectives, goals, anticipations, assumptions, estimates, intentions and future performance and are subject to significant known and unknown risks and uncertainties, which could cause Southside’s or Diboll’s actual results, respectively, to differ materially from the results discussed in the forward-looking statements. For example, statements about the proposed merger involving Southside and Diboll, including future financial and operating results, Southside’s and Diboll’s plans, objectives, expectations and intentions, the expected timing of completion of the merger and other statements are not historical facts. Among the key factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the following: (i) the ability to obtain the requisite Diboll shareholder approval; (ii) the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; (iii) the risk that a condition to the closing of the merger may not be satisfied; (iv) the timing to consummate the proposed merger; (v) the risk that the businesses will not be integrated successfully; (vi) the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; (vii) disruption from the transaction making it more difficult to maintain relationships with customers, employees or vendors; (viii) the diversion of management time on merger-related issues; and (ix) liquidity risk affecting Southside’s and Diboll’s abilities to meet its obligations when they come due.

Additional information concerning Southside and its business, including additional factors that could materially affect its financial results, is included in Southside’s Annual Report on Form 10-K for the year ended December 31, 2016 under “Business” and Item 1A. “Risk Factors,” and in Southside’s other filings with the Securities and Exchange Commission (the “SEC”). Except as required by law, each of Southside and Diboll disclaims any obligation to update any factors or to announce publicly the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.

Additional Information About the Proposed Mergers and Where to Find It

Southside Bancshares, Inc. will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Diboll State Bancshares, Inc. that will also constitute a prospectus of Southside Bancshares, Inc. After the registration statement is declared effective by the SEC, a definitive proxy statement/prospectus will be delivered to the shareholders of Diboll State Bancshares, Inc. SOUTHSIDE BANCSHARES, INC. AND DIBOLL STATE BANCSHARES, INC. URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain (when available) copies of all documents filed with the SEC regarding the transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from: (i) Southside Bancshares, Inc.’s website (www.southside.com) under the tab “Investor Relations,” and then under the tab “Documents”; (ii) Southside Bancshares, Inc. upon written request to Corporate Secretary, P.O. Box 8444, Tyler, Texas 75711; or (iii) Diboll State Bancshares, Inc. upon written request to Jay Shands at 104 North Temple Drive, Diboll, TX 75941.